Exhibit 5

March 27, 2017

tronc, Inc.

Tribune Tower

435 North Michigan Avenue

Chicago, Illinois 60611

Attention: Board of Directors

Ladies and Gentlemen:

We have been retained by Nant Capital, LLC, California Capital Equity, LLC and Dr. Patrick Soon-Shiong (collectively “Nant”), who as you know are the holders of 8,743,619 shares of common stock of Tribune Publishing Company, the name of which was subsequently changed to tronc, Inc. (the “Company”), making Nant the Company’s second largest stockholder. Nant initially invested in the Company in May 2016, purchasing 4,700,000 shares of common stock at a price of $15.00 per share. At the time Nant made its initial investment, the Company faced an unsolicited acquisition proposal by Gannett Co., Inc. at a price of $12.25 per share. Prior to the Gannett proposal, the common stock was trading at approximately $7.50 per share. Nant invested in the Company in the belief that, among other things, the Company’s brands offered significant value creation potential, including the potential to accelerate value creation by enhancing the Company’s use of technology to monetize content. Nant provided more than $70 million of new capital to support the Company’s business strategy. The agreement for Nant’s initial investment substantially mirrored the terms of the investment made by Michael J. Ferro Jr.’s Merrick Ventures LLC (“Merrick”) in the Company in February 2016, except that Merrick paid $8.50 per share for its shares of common stock.

Based upon representations by Mr. Ferro, non-executive chairman of the Board of the Company, it was Nant’s expectation that Nant and Merrick would be treated similarly and that both Nant and Merrick would be treated in a fair and even-handed manner by the Company. Not only was this reflected in Nant’s willingness to sign an agreement substantially similar to the one signed by Merrick, but the Company, Mr. Ferro and other management repeatedly assured Nant and its representatives that Nant and Merrick would be treated the same. We were therefore deeply troubled and surprised to have learned in late December 2016 that the Company not only waived any restriction on trading applicable to Mr. Ferro’s Merrick, as set forth in the Company’s insider trading policy, to allow Merrick to purchase 2,500,000 shares during a company blackout period, but terminated the Company’s poison pill early to allow this purchase. After Dr. Soon- Shiong insisted on a Board call that it was imperative that all Board members be treated equally, the Board agreed that Dr. Soon-Shiong and all other Board members could also purchase shares during a blackout period, as long as they were not in possession of material non-public information.

We were therefore doubly-surprised and troubled by recent actions by the Company (taken without any prior discussion with Nant) that once again have given preferential treatment to Merrick and to Mr. Ferro, permitting Merrick and Mr. Ferro to increase their control over the Company and to entrench the Board’s director nominees, all of which we believe are contrary to principles of good governance and to shareholders’ best interests. These actions have included, but are not limited to, the following:

•	The Company moved forward the date of its annual meeting by more than 30 days, a maneuver designed to limit shareholders’ ability to nominate directors.

•	The Board declined to re-nominate Dr. Patrick Soon-Shiong, or a replacement selected by Dr. Soon-Shiong, as a director. The Board notified Dr. Soon-Shiong of this decision only after the nomination window had closed.

•	The Company terminated its “poison pill” early and waived its insider trading policy in order to accommodate a stock purchase by Merrick during a blackout period (as noted above).

•	The Company amended the standstill restrictions in its investment agreement with Merrick to permit Merrick to increase its ownership of common stock to 30%; previously, both Merrick and Nant were subject to a 25% cap. This is particularly troubling because Merrick’s shares are subject to a voting agreement under which all shares held by Merrick must be voted in favor of the Board’s nominees for election as directors.

•	The Company used $45 million of its cash to repurchase shares from Oaktree Capital at a substantial premium and with price protection on a future change of control transaction, again purchasing this stock during a blackout period.

Although Nant continues to have faith in the Company’s potential, and recently acquired additional shares confirming that view, Nant is troubled by the Company’s corporate governance, or lack thereof. Nant believes that this is one of the reasons the stock currently trades at a meaningful discount to Nant’s investment basis, which is disappointing given both the Company’s assets and the heightened appreciation for the importance of media in society in recent months.

Having provided substantial capital and an extraordinary demonstration of confidence in the Company in the face of what Nant considers poor corporate governance and the Gannett proposal, we find the Company’s treatment of Nant particularly egregious. We therefore demand that the Board, promptly after receipt of this letter, amend the agreement with Nant to permit Nant to increase its ownership of common stock to 30%, so that Nant receives the same treatment as Merrick. We also demand that any future concessions or waivers made in favor of Merrick or Mr. Ferro be similarly granted to Nant.

In addition, we have attached to this letter a demand for access to books and records of the company pursuant to Section 220 of the Delaware General Corporation Law, for the purpose of inspecting all books and records of the Company, including, without limitation, communications with members of the Board, the Company’s General Counsel, and the Company’s outside counsel, relating to the Company’s decision to move up the date of its annual meeting, the selection of the Company’s nominees for election at the 2017 annual meeting, the early termination of the “poison pill,” the amendment of the standstill restrictions applicable to Merrick, and the Company’s purchase of shares from Oaktree Capital.

Finally, by this letter, you are hereby given notice not to destroy, conceal, or alter, but instead to preserve, all paper records or Electronically Stored Information (“ESI”) within your possession or control, including computer files and digital information of any other kind, that relate to the claims Nant has alleged. This preservation demand includes, without limitation, all paper records or ESI that may in any way be responsive to any discovery that may be served in any litigation relating to this matter.

Nant reserves all rights and remedies in connection with the foregoing.

Very truly yours,

/s/ John B. Quinn

John B. Quinn

DEMAND FOR INSPECTION OF BOOKS AND RECORDS

PURSUANT TO DEL. CODE TIT. 8, § 220

Nant Capital, LLC and California Capital Equity, LLC, record holders of stock in tronc, Inc., formerly Tribune Publishing Company (“tronc”), and Dr. Patrick Soon-Shiong, director and record holder of stock in tronc (Dr. Soon-Shiong, Nant Capital, LLC, and California Capital Equity, LLC, collectively referred to herein as“Nant”), hereby demand inspection of the books and records of tronc and its subsidiaries pursuant to Del. Code tit. 8, § 220, as set forth in more detail below.

As required by Section 220, please respond no later than April 3, 2017 indicating whether tronc will permit the inspection demanded. If tronc fails to respond by April 3, 2017, or if tronc refuses to permit the inspection, Nant will be forced to pursue its available remedies.

In support of this demand, Charles Kenworthy, as the legal representative and/or manager of the record holders, declares under oath as follows:

Nant demands inspection of the following books and records during the normal business hours of tronc at its offices in Chicago, Illinois:

1. The corporate organizational documents of tronc and each of its subsidiaries, including, but not limited to, all certificates of incorporation, bylaws, operating agreements, and any amendments thereto.

2. All documents reflecting actions taken by the board of directors of tronc and each of its subsidiaries from the date of tronc’s spinoff from the Tribune Company (August 4, 2014) to the present, including, but not limited to, all written consents and all exhibits attached thereto.

3. All documents reflecting actions taken by the stockholders of tronc and each of its subsidiaries from August 4, 2014 to the present.

4. All minutes of the board of directors of tronc from August 4, 2014 to the present.

5. All board packets or other materials distributed to the board of directors of tronc from August 4, 2014 to the present.

6. All communications involving members of the board, tronc’s General Counsel, tronc management, and/or tronc’s outside counsel, relating to (i) tronc’s decision to move up the date of its 2017 Annual Meeting; (ii).the selection of tronc’s nominees for election at the 2017 Annual Meeting; (iii) the early termination of tronc’s “poison pill”; (iv) waiver of tronc’s insider trading policy as applied to Merrick Ventures LLC (“Merrick”) during a blackout period; (v) amendment of standstill restrictions in tronc’s investment agreement with Merrick to permit Merrick to increase its ownership of tronc common stock to 30%; ; and/or (vi) tronc’s recent purchase of certain of its shares from Oaktree Capital

7. All offers to purchase any portion of the stock and/or assets of tronc received by tronc or its board of directors from August 4, 2014 to the present, and all analyses and communications regarding each offer.

8. All offers to sell any portion of the stock and/or assets of tronc considered by the board of directors of tronc from August 4, 2014 to the present, and all analyses and communications regarding each offer.

9. All valuations of any or all series of stock in tronc from August 4, 2014 to the present, including, but not limited to, any valuations for the purpose of issuing stock options or investigating a potential sale of stock.

10. All valuations of tronc and/or any of its subsidiaries undertaken in connection with the August 4, 2014 spinoff or subsequently, including, but not limited to, any valuations for the purpose of investigating a potential stock purchase or sale.

11. All quarterly and annual financial statements of tronc and each of its subsidiaries from August 4, 2014 to the present, including, but not limited to, all audited and unaudited balance sheets, income statements, cash flow statements, statements of stockholder equity, and tax returns.

12. All forecasts and budgets prepared for tronc and each of its subsidiaries from August 4, 2014 to the present, including, but not limited to, comparisons between forecasted or budgeted numbers and actual results.

13. tronc’s most recent stock ledger and a list of its stockholders.

14. All documents and communications relating to the decision of the tronc board not to re-nominate Dr. Patrick Soon-Shiong, or a replacement selected by Dr. Soon-Shiong, as a director in 2017, and the decision not to notify Dr. Soon-Shiong of this decision until after the nomination window had closed.

Nant demands inspection of the books and records listed above for the purpose of, inter alia, (i) determining its rights as a stockholder of tronc; (ii) estimating the value of its interest in tronc; (iii) protecting the value of its interest in tronc, including by investigating possible waste of corporate assets, mismanagement, and breaches of fiduciary duty; and (iv) investigating the opportunities available for transferring its stock in tronc.

Nant demands that tronc make the books and records listed above available to its manager and legal representative Charles Kenworthy and its attorneys, John B. Quinn and Harry

A. Olivar, Jr. of Quinn Emanuel Urquhart & Sullivan, LLP, on or before April 3, 2017. Nant hereby authorizes Mr. Kenworthy, and Messrs. Quinn and Olivar and other Quinn Emanuel personnel to act on behalf of Nant in obtaining and reviewing the books and records of Nant.

I declare under penalty of perjury that the foregoing is true and correct, and that this declaration was executed on this 26th day of March, 2017, at Los Angeles, California.

/s/ Charles Kenworthy
Charles Kenworthy, Manager and Legal Representative, for the above listed Nant Parties